February 15, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Schedule 13G
Woodward Govenor Company

Dear Sirs:

This notice is to inform you of an electronic filing (via EDGAR), for SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser, Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), of an Amendment No. 1 ("Amendment No. 1") to the Schedule 13G pursuant to Rule 13d 2(b) under the Securities Exchange Act of 1934, as amended, relating to the ownership by the Fund of common stock of Woodward Govenor Company, an Illinois manufacturing company. The Fund is an investment company registered as such under
Section 8 of the Investment Company Act of1940, as amended, and the Adviser is an investment adviser registered as such under Section 203 of the Investment Advisers Act of 1940, as amended.

The filing fee of $100.00 payable to the Commission pursuant to Rule 13d-7 has been wired to your account at Mellon Bank on February 15, 1995.

The Schedule 13G has been sequentially numbered in conformity with Rule 0-3(b).

 Should you have any further concerns or require additional information do not hesitate to contact Margaret Hartman at 212 278-5848.

Sincerely yours,



Philip J. Bafundo
Secretary


cc:  Woodward Govenor Comapny
       National Association of SecuritiesDealers, Inc.







                                        3045



SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC  20549
SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
(Amendment No. 1 )(1)

Woodward Govenor Company
(Name of issuer)

Common Stock $0.0625 Par Value Per Share
(Title of class of securities)

980745103
(CUSIP number)

Check the following box if a fee is being paid with this statement [x].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule13d-7.)

(Continued on following page (s))

(Page 1 of 6 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).



13G

Page 2 of 6 Pages
CUSIP No. 980745103

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION
     NO.OF ABOVE PERSONS

     Sogen International Fund, Inc. 132672902


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

     68,847 Shared with its investment adviser, Societe
Generale Asset Management               Corp.


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DIPOSITIVE POWER

     68,847, Shared with its investment adviser
SocieteGenerale Asset Management        Corp.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     68,847


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.24%


12.  TYPE OF REPORTING PERSON*

     IV


* SEE INSTRUCTIONS BEFORE
FILLING OUT 13G
Page 3 of 6 Pages


CUSIP No. 980745103


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
NO. OF                                  ABOVE PERSONS

      Societe Generale Asset Management Corp. 133557071


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

     68,847 Shared with its investment advisory client, Sogen International Fund, Inc.


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DIPOSITIVE POWER

     68,847 Shared with its investment advisory client, Sogen International Fund, Inc.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     68,847


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.24%


12.  TYPE OF REPORTING PERSON*

     IA


* SEE INSTRUCTIONS BEFORE FILLING OUT




                        SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



Item 1


(a) Name of Issuer: Woodward Govenor Company (the "Issuer").

(b) Address of Issuer's Principal Executive Offices: 5001
North Second St., Rockford, Illinois 61125-7001.



Item 2


(a) Names of Persons Filing: SoGen International Fund, Inc.,

a Maryland corporation (the "Fund"), and its investment

adviser Societe Generale Asset Management Corp., a Delaware

corporation (the "Adviser").

(b) Address of Principal Business Office: The principal

business offices of the Fund and the Adviser are located at

1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland corporation. The

Adviser is a Delaware corporation.

(d) Title of Class of Securities: Common Stock

$0.0625 Par Value Per Share (the "Shares").

(e) CUSIP Number

980745103

















Item 3








The persons filing this Schedule 13G are:
(c) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Fund"), and

(d) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the
"Adviser").


Page 4 of 6



Schedule 13G

Item 4
Ownership
(a) Amount Beneficially Owned: The Fund beneficially owns 68,847 Shares. The Adviser, by virtue of its powers under its investment advisory contract with the Fund, may be deemed to be a beneficial owner of such Shares.
(b) Percentage of class: The Fund beneficially owns 6.24% of the outstanding Shares. The Adviser may be deemed to be the beneficial owner of 6.24% of the outstanding Shares.
(c) Number of Shares As to Which Such Persons Have:
(i)  sole power to vote or direct the vote:
68,847
(ii)  shared power to vote or direct the vote:
None
(iii) sole power to dispose or to direct the disposition of:


68,847


(iv) shared power to dispose or to direct the disposition of: None



Item 5

Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6
Ownership of More Than Five Percent on Behalf of Another

Person

Not Applicable.

















Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company








Not Applicable.



Item 8


Identification and Classification of Members of the Group

Not Applicable.

Item 9   Notice of Dissolution of Group
Not Applicable.
Page 5 of 6

Schedule 13G

Item 10


Certification


By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 1995

SOGEN INTERNATIONAL FUND, INC.
           By: /s/ JeanMarie Eveillard
           JeanMarie Eveillard, President

SOCIETE GENERALE ASSET MANAGEMENT CORP.
           By: /s/ JeanMarie Eveillard
           Jean Marie Eveillard, President




Page 6 of 6